[LETTERHEAD OF BIPHAN TECHNOLOGIES INC]

February 21, 2006


Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:  Brian Cascio
            Lynn Dicker
            Praveen Kartholy

       RE:  BIOPHAN TECHNOLOGIES, INC.
            FORM 10-KSB FOR YEAR ENDED FEBRUARY 28, 2005
            FILED MAY 27, 2005
            RESPONSE LETTER DATED FEBRUARY 2, 2006
            FILE NO. 000-26057


Ladies and Gentlemen:

This letter is in response to your letter of comments dated February 8, 2006. The responses of the Company to your comments are set forth below. All of such responses are keyed to the sequential numbering of the comments contained in your letter and to the headings used in such letter.

FORM 10-KSB FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2005

ITEM 7. FINANCIAL STATEMENTS, PAGE 28

NOTE 2. BUSINESS COMBINATIONS, PAGE F-13

1. WE NOTE THAT PRIOR COMMENT FIVE WITH REGARD TO THE REQUIREMENT TO PROVIDE FINANCIAL STATEMENTS THAT WERE AUDITED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED AUDITING STANDARDS IS PENDING THE RESOLUTION OF YOUR WAIVER REQUEST WITH THE DIVISION OF CORPORATION FINANCE OFFICE OF CHIEF ACCOUNTANT. PLEASE CLARIFY THE PERIODS PRESENTED IN THE FINANCIAL STATEMENTS FOR AMRIS GMBH AND MR: COMP GMBH FILED IN ACCORDANCE WITH ITEM 310 OF REGULATION S-B. CLEARLY STATE THAT THE PERIODS BEING PRESENTED REPRESENT INCEPTION TO THE END OF THE PERIOD, INCLUDING THE DATES OF THE BEGINNING AND THE END OF THE PERIODS, AND THE PHRASE "FROM INCEPTION", IF APPLICABLE, IN THE HEADERS.

      By letter dated February 3, 2006, our waiver request was denied by the Office of the Chief Accountant. Consequently, we are required to arrange for audits of the acquired companies that are in accordance with U.S. generally accepted auditing standards. We are currently making such arrangements and upon completion of the audits, we will file an amended Current Report on Form 8-K. The new audit reports will clearly state the inclusive periods of the financial statements, including appropriate reference to the date of inception, as applicable, in the headers.

2. AS A RELATED MATTER, PLEASE TELL US WHETHER THE ACQUIRED ENTITIES WERE FORMED ON FEBRUARY 19, 2004 AND NOVEMBER 4, 2004 FOR MR:COMP GMBH AND AMRIS GMBH, RESPECTIVELY, OR HAD PREDECESSOR COMPANIES.

      Please be informed that the referenced dates are, in fact , the inception dates of the respective entities and neither was formed from a predecessor company.


If you require any further information, please contact the undersigned at (585) 214-2437.

Sincerely yours,



Darryl L. Canfield
Chief Financial Officer